Contact

www.linkedin.com/in/vinnie-pavan-7ba80b22 (LinkedIn)

Top Skills

Marketing
Marketing Strategy
Business Development

Languages

Portuguese
Spanish
English

Vinnie Pavan

Founder - Chief Executive Officer
San Diego, California, United States

Summary

Leading Babe Brewing to become a powerhouse in the industry of healthy beverages. Working to change how people quench their thirst with functional, healthy, real beverages. Ultimately, hoping to help decrease, diabetes, obesity and cancer.

Experience

Babe Kombucha

6 years 1 month

Founder
December 2017 - Present (5 years 1 month)
United States

Founder / Vp of Marketing and sales
December 2016 - Present (6 years 1 month)
5401 Linda Vista rd #409

My job is to showcase our incredible products Honestly, Naturally and Creatively.
Babe Kombucha is a healthy beverage company designed for today and the future.
Simple formulas, organic and natural ingredients making an honest drinking choice with great taste.

Action Sport Rentals

Director of Marketing and Sales
September 2016 - October 2018 (2 years 2 months)
Greater San Diego Area

Create, Innovate and bring joy to people's lives in and out of the water.

Universalize Marketing & Licensing Consulting Firm.

Marketing and Licensing Consultant
January 2016 - December 2017 (2 years)
Greater San Diego Area

Clients:

Lisa Lopuck- Artist - lopuck.com

David Shyde- Music Artist - davidshyde.com

Raggabond – Music Artist - raggabondoriginal.com

Babe Kombucha-Beverage Industry

Services:

Brand Development

Licensing

Marketing

Digital Marketing

Sales Strategy

Video Production

Servpro of Fairbanks Ranch/ Rancho Santa Fe

Director of Marketing and Sales

October 2014 - January 2016 (1 year 4 months)

San Diego, CA

Manage Digital marketing efforts creating a stronger presence on Yelp and Google

Created a distinguish identity linking the Company's values to its image.

Connected Company to Local Associations creating awareness for Servpro

Developed a specific sales approach to new clients / regular clients / unresponsive clients.

Trained sales staff.

Brought significant new accounts to the company in a short period of time representing 30% of annual sales

Closed the largest job for the Company in 2015

Fama Marcas / Fama Licensing USA

Director of Licensing /Partner

June 2012 - October 2014 (2 years 5 months)

Clients:

Football: Real Madrid CF, Chelsea FC, AC Milan,

Music: One Direction, Iron Maiden

• Negotiated and acquired all international properties to Fama's portfolio to represent their IP's in Brazil.

• Researched brand acceptance in the country (Brazil) and developed a suitable licensing program.

• Minimum Guarantees and royalties forecasting and control, manage product development process from images and sample approvals to retail placement.
• Contract Negotiation, coordination of overseas financial transactions.
• Point of contact for daily operations with key licensees and local team.
• Almost 100 products were launched in the market with 90% of the contracts reaching or exceeding their goals
Sold shares to my business partner by the end of 2014. Company is financially healthy and running strong.

Action Stars Licensing and Marketing LTDA
Business and Marketing Operations/Co-Founder
December 2006 - October 2012 (5 years 11 months)

• As a licensee, negotiated and acquired licenses for dozens of products with the top 10 professional Brazilian soccer clubs and 15 professional athletes
• Developed and implemented marketing plan, managed advertising campaigns that included direct mail, e-mail campaigns, magazine, newspaper ads and billboard.
• Led all public relations efforts, resulting in great national press coverage for our product launches on newspaper, and online media.
• Oversaw Product Development, including research, packaging and product line design.
• Researched new technologies/materials in visual communications, utilizing these new technologies in projects including corporate site renovations, visual communications, and other large projects for clients such as Philips, IBM, Ford, Renault, Fiat.
• Facilitated import/export from US to Brazil.
• Managed business operations throughout Brazil (10+ states), ensuring products were shipped and delivered on time.
• Generated sales leads and effectively built a pipeline growing the company; Responsible for managing top 3 corporate client accounts.
• Sold the company to an Investor in Sao Paulo, Brazil in 2012.

ATI Tours
Marketing Manager
January 2005 - August 2006 (1 year 8 months)

• Managed advertising campaign that included direct mail, e-mail campaign, magazine ads, flyers and brochures.
• Developed sales presentations and proposals tailored to soccer club directors.

• Planned and executed participation in several events including regional soccer tournaments and national soccer conventions.
• Generated revenue growth of 150% in covered area through innovation, finding new target segments with creation of a new product called Professional Player Development.

ATI Tours
Sales Consultant
March 2004 - January 2005 (11 months)

• Prospect new accounts, cold calling.
• Built extensive leads and database for US and Canada.
• Supported incoming calls from clients with questions regarding our products and services.

WHAT'S UP/ SPREE PRODUCTIONS
Special Events Director
December 2002 - November 2003 (1 year)

• Conceptualization and execution of 22 events, including live concerts, sponsored and signed by large apparel brand retailer.
• Overall event responsibility included: budget preparation, on-site coordination, and management of cross-functional teams
• Stores sales and customer traffic increased drastically weeks before and after the events with a noticeable results in brand recognition. The concept of the project was a success and still part of the company's annual marketing plan

CAPTIVA SOFTWARE CORPORATION
Marketing Assistant
April 2002 - November 2002 (8 months)

E-commerce, web development, analysis of competitors' presence online
Researched database, building actionable sales leads that resulted in increased revenue
Member of creative team for annual advertising campaign

MOWALLA SPORTS AND EVENTS
Special Events Coordinator
August 2000 - April 2002 (1 year 9 months)

Coordinated execution of large size events in Downtown San Diego, such as Mardi Grass and Cinco de Mayo, and corporte events for clients such as Microsoft with Special Guest Jessica Simpson.

Logistics Management, form mapping out the event to back stage set up, band's chaperone, equipment control, staff and contractors supervision, inventory supervision and VIP and area control.

CAPITAN POST

Public Relations

July 1997 - February 2000 (2 years 8 months)

Created and coordinated special events year-round. Developed internal communication system for employees. Managed media relationships.

Education

LIMA -Licensing University

Certificate of Licensing Studies, Licensing · (2012 - 2013)

NBA - Cleveland Cavaliers

· (2007)

San Diego State University

Certificate, Marketing and e-commerce · (2001 - 2002)

University of California, San Diego

Certificate, Special Events Management · (2001 - 2001)

Pontifícia Universidade Católica do Rio Grande do Sul / PUCRS

Bachelor's degree, Communications/Public Relations · (1992 - 1996)